

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2020

Mark Manheimer
President and Chief Executive Officer
NetSTREIT Corp.
5910 N. Central Expressway
Suite 1600
Dallas, TX 75206

> **Re: NetSTREIT Corp.**
> **Amendment No. 1 to Form S-11**
> **Filed August 5, 2020**
> **File No. 333-239911**

Dear Mr. Manheimer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 1 to Form S-11 filed August 5, 2020

Risk Factors
Our bylaws designate the Circuit Court for Baltimore City, Maryland..., page 49

1.   We note your revised disclosure that in accordance with your bylaws, the federal district courts will be the sole and exclusive forum for claims made under the Securities Act of 1933. Please expand your disclosure to clarify that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act

or the rules and regulations thereunder. We also note your disclosure here that the provision in your bylaws that establishes the Circuit Court for Baltimore City, Maryland or the United States District Court of the District of Maryland, Northern Division as the exclusive forum for other claims does not cover claims made by stockholders pursuant to the securities laws of the United States, or any rules or regulations promulgated thereunder. Please revise your disclosure and your bylaws to clearly state that neither exclusive forum provision applies to claims brought under the Exchange Act or tell us how you will inform investors in future filings that the provision does not apply to any actions under the Exchange Act. Please refer to Section 27 of the Exchange Act.

Distribution Policy, page 65

2. We note that your estimated annual distribution of $0.80 per share of common stock as disclosed on page 65, based on an initial distribution rate of $0.20 per share of common stock for a full quarter, is not consistent to the estimated initial annual distribution rate per share of common stock and OP unit of $0.70 as disclosed in your table on page 67. Please reconcile this discrepancy.

3. We note your disclosure: "We estimate that this initial annual distribution rate will represent approximately 103.2% of our estimated cash available for distribution for the twelve months ending on June 30, 2021." Please add risk factor disclosure, as appropriate, to address the shortfall is estimated cash available for distribution.

NOI and Cash NOI, page 103

4. Please revise your reconciliation to reconcile NOI and Cash NOI to the most directly comparable GAAP financial measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

You may contact Isaac Esquivel at 202-551-3395 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Christina T. Roupas, Esq.